

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Release of second quarter results 2008

Orkla will report second quarter results 2008 on Wednesday 13 August 2008 at 7.00 a.m.

A presentation of the results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). The presentation and Q&A session will be simultaneously translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through web.

For registration to the presentation at Vika Atrium please send an e-mail to info@orkla.no.

Orkla ASA
Oslo, 30 July 2008

Contact:
Lars Røsæg, Orkla Investor Relations
Tel: +47 22 54 44 26

SUPPL



08004439

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